UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: _____November 4, 2009_____
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	INTEGRYS ENERGY GROUP, INC. (A Wisconsin Corporation) 130 East Randolph Drive Chicago, Illinois 60601-6207 (312) 228-5400	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On November 4, 2009, Integrys Energy Group, Inc. will issue a news release reporting its financial results for the quarter ended September 30, 2009. A copy of the news release is filed with this Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Integrys Energy Group will hold an earnings conference call on November 5, 2009, to discuss the 2009 financial performance of Integrys Energy Group and its subsidiaries. For information on how to participate in the conference call, see the news release attached as Exhibit 99.1.

Item 9.01   Financial Statements and Exhibits.

      (a)   Not applicable.

      (b)   Not applicable.

      (c)   Exhibits. The following exhibit is being filed herewith:

            99.1   News Release dated November 4, 2009, reporting Integrys Energy Group, Inc. financial results for the quarter ended September 30, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRYS ENERGY GROUP, INC.

By: /s/ Joseph P. O'Leary
       Joseph P. O'Leary
       Senior Vice President and Chief Financial Officer

Date: November 4, 2009

INTEGRYS ENERGY GROUP, INC.

Exhibit Index to Form 8-K
Dated November 4, 2009

Exhibit
Number

99.1   News Release dated November 4, 2009, reporting Integrys Energy Group, Inc. financial
         results for the quarter ended September 30, 2009



Integrys Energy Group, Inc.

For Immediate Release
November 4, 2009

Contact: Steven P. Eschbach, CFA
Vice President – Investor Relations
Integrys Energy Group, Inc.
(312) 228-5408

Integrys Energy Group, Inc. Reports
2009 Third Quarter Financial Results

Chicago – November 4, 2009 – Integrys Energy Group, Inc. (NYSE: TEG) recognized net income attributed to common shareholders on a GAAP (generally accepted accounting principles) basis of $51.1 million ($0.66 diluted earnings per share) for the quarter ended September 30, 2009, compared with a net loss attributed to common shareholders on a GAAP basis of $59.1 million ($0.77 net loss per share) for the quarter ended September 30, 2008.

Third quarter 2009 net income attributed to common shareholders of $51.1 million included $26.1 million of certain after-tax items, consisting of $27.6 million of after-tax non-cash gains related to derivative and inventory accounting activities at Integrys Energy Services, Inc., partially offset by $1.5 million of after-tax expenses related to restructuring activities at Integrys Energy Services. The third quarter 2008 net loss attributed to common shareholders of $59.1 million included $79.6 million of after-tax non-cash losses related to derivative and inventory accounting activities at Integrys Energy Services. Exclusive of these certain after-tax items recognized in the third quarters of 2009 and 2008, Integrys Energy Group's earnings would have increased quarter-over-quarter to net income attributed to common shareholders of $25.0 million ($0.33 diluted earnings per share) for the quarter ended September 30, 2009, from net income attributed to common shareholders of $20.5 million ($0.27 diluted earnings per share) for the quarter ended September 30, 2008.

"Year-to-date results for our core utilities have improved year-over-year, with the impact of our recent rate cases and cost control measures enabling us to overcome a third quarter that was hampered by a difficult economic environment and unfavorable weather conditions. Our cost control measures will carry through in the fourth quarter, which is part of the reason we are able to increase our earnings guidance for full-year 2009," said Charles Schrock, President and Chief Executive Officer of Integrys Energy Group. "We are continuing to execute our process to significantly reduce the capital and collateral support requirements for Integrys Energy Services, as evidenced by the transactions we have announced since July of this year."

Highlights:

- Higher earnings at Integrys Energy Services were primarily driven by non-cash accounting gains largely due to the partial recovery of non-cash accounting losses related to derivative fair value and inventory valuation adjustments recorded in prior periods, as well as a decrease in bad debt expense driven by write-offs in 2008 related to the Lehman Brothers bankruptcy, an increase in realized retail natural gas margins related to higher per-unit margins, an increase in realized wholesale electric

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margins as a result of the timing of prior transactions settling, and the recognition in discontinued operations of a gain on the sale of Integrys Energy Services' Energy Management Consulting Services business in the third quarter of 2009, partially offset by restructuring expenses recorded in the third quarter of 2009.

- The net loss at the natural gas utility segment increased 11.8% quarter-over-quarter, primarily related to a positive adjustment allowed by the Michigan Public Service Commission in the third quarter of 2008 for the recovery of previously expensed natural gas costs, as well as a quarter-over-quarter decrease in natural gas sales volumes.

- Quarter-over-quarter, net income attributed to common shareholders at the electric utility segment decreased 25.8%, driven by energy costs that were lower than what was recovered in rates during the third quarter of 2008, a decrease in sales volumes, and an increase in operating and maintenance expense, partially offset by higher margin from wholesale customers.

Details regarding Integrys Energy Group's financial results for the quarters ended September 30 are as follows:

Integrys Energy Group's GAAP Results

(Millions, except per share amounts)	2009	2008	Change
Net income (loss) attributed to common shareholders	**$51.1**	($59.1)	N/A
Basic earnings per share	**$0.67**	($0.77)	N/A
Diluted earnings per share	**$0.66**	($0.77)	N/A
Average shares of common stock			
Basic	**76.8**	76.7	0.1%
Diluted	**76.9**	76.7	0.3%

Significant factors impacting the change in earnings and earnings per share were as follows:

- Earnings at Integrys Energy Services increased $118.3 million, to net income attributed to common shareholders of $23.8 million for the quarter ended September 30, 2009, compared with a net loss attributed to common shareholders of $94.5 million for the quarter ended September 30, 2008, driven by:

  - A $107.2 million after-tax increase in Integrys Energy Services' margin quarter-over-quarter related to non-cash activity, due to a $156.5 million after-tax increase related to non-cash activity associated with electric operations, partially offset by a $49.3 million after-tax decrease related to non-cash activity associated with natural gas operations. Further details regarding the change in non-cash activity can be found in Integrys Energy Group's Form 10-Q for the quarter ended September 30, 2009, being filed with the United States Securities and Exchange Commission today.

- A $5.0 million after-tax decrease in operating and maintenance expense, driven by a quarter-over-quarter decrease in bad debt expense related to write-offs recorded in the third quarter of 2008 associated with the bankruptcy of Lehman Brothers.

- Realized natural gas margins increased $3.4 million after-tax, driven by higher quarter-over-quarter per-unit retail natural gas margins related to recently contracted sales commitments.

- Combined, realized electric margins increased $3.2 million after-tax:

  The realized wholesale electric margin increased $4.6 million after-tax. In general, realized margins are impacted by transaction activity in prior periods. Integrys Energy Services recognizes realized margin when the contracts actually settle, which typically occurs over a 12- to 24-month time period from the time the contract was actually entered into. Wholesale transactions were scaled back in conjunction with the global credit crisis in the latter half of 2008 and continue to be scaled back with the announced Integrys Energy Services strategy change. The scaled back transaction activity will negatively impact realized margins in subsequent periods.

  Margins from realized retail electric operations decreased $1.4 million after-tax, resulting from Integrys Energy Services' adjusted product pricing strategy, which was implemented in response to increased business risk and a higher cost of capital.

- A $2.3 million after-tax gain included in discontinued operations relating to Integrys Energy Services' sale of its Energy Management Consulting Services business.

- Partially offsetting the above increases, after-tax restructuring expenses recorded at Integrys Energy Services during the third quarter of 2009 were $1.5 million.

- Net income attributed to common shareholders related to the holding company and other segment increased $7.3 million, from $1.6 million during the quarter ended September 30, 2008, to $8.9 million during the quarter ended September 30, 2009, driven by a change in the effective tax rate quarter-over-quarter. The decrease in the effective tax rate from the third quarter of 2008 to the third quarter of 2009 had an approximate $7 million positive impact on earnings because income tax expense for the holding company and other segment for interim periods is affected by changes in the forecasted annual effective tax rates as well as factors that impact the allocation of consolidated income tax expense to the segments. Earnings from Integrys Energy Group's 34% interest in American Transmission Company LLC increased $0.5 million ($0.3 million after-tax). Integrys Energy Group recorded $19.3 million of pre-tax equity earnings from American Transmission Company during the quarter ended September 30, 2009, compared with $18.8 million of pre-tax equity earnings during the same quarter in 2008.

- During the third quarter of 2009, the regulated natural gas utility segment recognized a net loss attributed to common shareholders of $19.9 million, compared with a net loss attributed to common shareholders of $17.8 million during the same quarter in 2008. The $2.1 million increase in the net loss was driven by:

- An approximate $3 million ($1.8 million after-tax) quarter-over-quarter decrease in margin at Michigan Gas Utilities Corporation related to a third quarter 2008 adjustment for recovery of prior natural gas costs in a Michigan Public Service Commission proceeding.

- An 11.9% decrease in natural gas throughput volumes attributed primarily to the negative impact of the general economic slowdown, which resulted in an approximate $2 million ($1.2 million after-tax) decrease in natural gas utility segment margin. The impact of lower quarter-over-quarter natural gas throughput volumes was somewhat mitigated by the impact of decoupling mechanisms that were first effective for The Peoples Gas Light and Coke Company and North Shore Gas Company on March 1, 2008, and for Wisconsin Public Service Corporation on January 1, 2009. Under decoupling, these utilities are allowed to defer the difference between the actual and rate case authorized delivery charge components of margin from certain customers and adjust future rates in accordance with rules applicable to each jurisdiction. The decoupling mechanism for Wisconsin Public Service's natural gas utility includes an annual $8.0 million pre-tax cap for the deferral of any excess or shortfall from the rate-case authorized margin. Approximately $5 million of additional revenues were recognized at Wisconsin Public Service under the decoupling mechanism due to the shortfall from the rate-case authorized margin for the nine months ended September 30, 2009.

- A partially offsetting approximate $1 million ($0.6 million after-tax) net positive quarter-over-quarter impact on margin, primarily related to rate increases at Michigan Gas Utilities and Minnesota Energy Resources Corporation.

- During the third quarter of 2009, the regulated electric utility segment recognized net income attributed to common shareholders of $38.3 million, compared with net income attributed to common shareholders of $51.6 million during the same quarter in 2008. The $13.3 million decrease was driven by:

  - A $6.6 million after-tax decrease in earnings as a result of fuel and purchased power costs at Wisconsin Public Service that were approximately $3 million ($1.8 million after-tax) lower than what was recovered in rates during the quarter ended September 30, 2009, compared with fuel and purchased power costs that were approximately $14 million ($8.4 million after-tax) lower than what was recovered in rates during the same quarter in 2008. On April 23, 2009, the Public Service Commission of Wisconsin made the 2009 fuel cost recovery subject to refund, effective April 25, 2009, as actual and projected fuel costs for the remainder of the year are estimated to be below the 2% fuel window. As of September 30, 2009, Wisconsin Public Service recorded a liability of $17.1 million related to this refund.

  - A 3.0% quarter-over-quarter decrease in residential sales volumes and a 4.5% quarter-over-quarter decrease in sales volumes to commercial and industrial customers drove an approximate $7 million ($4.2 million after-tax) quarter-over-quarter decrease in electric utility segment margin, driven by cooler weather during the third quarter of 2009, compared with the same quarter in 2008.

    A decoupling mechanism first became effective for Wisconsin Public Service on January 1, 2009. Under decoupling, Wisconsin Public Service is allowed to defer the difference between its actual margin and the rate case authorized margin recognized from residential and small commercial and industrial customers. The rate order for the four-year pilot program for electric decoupling

- has an annual $14.0 million pre-tax cap for the deferral of any excess or shortfall from the rate-case authorized margin. This cap was reached in the second quarter of 2009; therefore, no additional decoupling deferral was allowed in the third quarter of 2009 for any shortfall from authorized margin.

    - A $3.9 million after-tax increase in operating and maintenance expenses, driven by a quarter-over-quarter increase in employee benefit costs, and a major planned outage at the Weston 3 generation plant in the third quarter of 2009, compared with no major outages during the same period in 2008.

    - A partially offsetting approximate $5 million ($3.0 million after-tax) increase in margin from an increase in contracted sales volumes with a large existing wholesale customer and an increase in demand charges to wholesale customers to recover costs related to the Weston 4 generation plant.

YEAR-TO-DATE RESULTS

Integrys Energy Group recognized a net loss attributed to common shareholders on a GAAP basis of $94.4 million ($1.23 net loss per share) for the nine months ended September 30, 2009, compared with net income attributed to common shareholders on a GAAP basis of $100.8 million ($1.31 diluted earnings per share) for the nine months ended September 30, 2008.

The net loss attributed to common shareholders for the nine months ended September 30, 2009 of $94.4 million included $259.8 million of certain after-tax items, consisting of a $248.8 million after-tax non-cash goodwill impairment loss related to the natural gas utility segment, $2.4 million of after-tax non-cash gains related to derivative and inventory accounting activities at Integrys Energy Services, and $13.4 million of after-tax expenses related to restructuring activities at Integrys Energy Services. Net income attributed to common shareholders for the nine months ended September 30, 2008 of $100.8 million included $49.0 million of after-tax non-cash losses related to derivative and inventory accounting activities at Integrys Energy Services and a $6.5 million after-tax non-cash goodwill impairment loss related to the regulated natural gas utility segment. Exclusive of these certain after-tax items recognized during the nine months ended September 30, 2009, and 2008, Integrys Energy Group's earnings would have increased period-over-period to net income attributed to common shareholders of $165.4 million ($2.15 diluted earnings per share) for the nine months ended September 30, 2009, from net income attributed to common shareholders of $156.3 million ($2.03 diluted earnings per share) for the nine months ended September 30, 2008.

EARNINGS FORECAST

Given the previously announced strategic shift to focus on our core utility businesses, we have excluded any guidance related to Integrys Energy Services from the ranges below. The projected guidance range for 2009 diluted earnings per share – adjusted is anticipated to be between $2.26 and $2.38. In 2011, the first full year Integrys Energy Group expects to be a predominantly Midwestern regional regulated utility company, the projected guidance range for diluted earnings per share – adjusted is anticipated to be between $2.80 and $3.20. This guidance assumes operational improvements and rate relief for certain utilities, the availability of generation units, successful execution of the strategy related to Integrys Energy Services, and normal weather conditions. Diluted earnings per share – adjusted guidance provides investors with additional insight into the company's operating performance because it eliminates the effects of certain items that are not comparable from one period to the next. Please see the "Diluted Earnings per Share Information – Non-GAAP Financial Information" included at the end of this news release and also included with the supplemental data package on the company's Web site for a reconciliation of diluted earnings per share to diluted earnings per share – adjusted.

Integrys Energy Group reiterates its expected long-term diluted earnings per share growth rate of 4% to 6%, on an average annualized basis, with 2011 as its base year.

Integrys Energy Group's management will discuss earnings guidance for 2009 and also for 2011, the first full year it expects to be a predominantly Midwestern regional regulated utility company, during its earnings conference call at 8 a.m. CST on Thursday, November 5.

SUPPLEMENTAL DATA PACKAGE

Concurrent with this news release, a supplemental data package has been posted on Integrys Energy Group's corporate Web site that includes this narrative news release, as well as financial statements, non-GAAP financial information, supplemental quarterly financial information by reportable segment, and a summary of earnings (loss) by reportable segment.

CONFERENCE CALL

An earnings conference call is scheduled for 8 a.m. CST on Thursday, November 5, 2009. Integrys Energy Group will discuss 2009 third quarter financial results, as well as future prospects. To access the call, which is open to the public, call 888-788-9425 (toll free) 15 minutes prior to the scheduled start time. Callers will be required to supply EARNINGS as the passcode and MR. STEVEN ESCHBACH as the leader. Callers will be placed on hold with music until the call begins. A replay of the conference call will be available through February 23, 2010, by dialing 888-673-3573 (toll free).

Investors may also listen to the conference live on Integrys Energy Group's corporate Web site at http://www.integrysgroup.com/investor/presentations.aspx. An archive of the Webcast will be available on the company's Web site at http://www.integrysgroup.com/investor/presentations.aspx.

In conjunction with this conference call, Integrys Energy Group will post on its Web site PowerPoint slides that will be referred to within the prepared remarks during the call. The slides will be available at 6:00 a.m. CST on Thursday, November 5.

FORWARD-LOOKING STATEMENTS

Financial results in this news release are unaudited. In this news release, Integrys Energy Group and its subsidiaries make statements concerning expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Such statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to assumptions and uncertainties; therefore, actual results may differ materially from those expressed or implied by such forward-looking statements. Although Integrys Energy Group and its subsidiaries believe that these forward-looking statements and the underlying assumptions are reasonable, they cannot provide assurance that such statements will prove correct.

Forward-looking statements include, among other things, statements concerning management's expectations and projections regarding earnings, regulatory matters, fuel costs, sources of electric energy supply, coal and natural gas deliveries, remediation costs, environmental and other capital expenditures, liquidity and capital resources, trends, estimates, completion of construction projects, and other matters.

Forward-looking statements involve a number of risks and uncertainties. Some risk factors that could cause results to differ from any forward-looking statement include those described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2008, as may be amended or supplemented in our Quarterly Reports on Form 10-Q. Other factors include:

- Resolution of pending and future rate cases and negotiations (including the recovery of deferred costs) and other regulatory decisions impacting Integrys Energy Group's regulated businesses;
- The impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric and natural gas utility industries and future initiatives to address concerns about global climate change, changes in environmental, tax, and other laws and regulations to which Integrys Energy Group and its subsidiaries are subject, as well as changes in the application of existing laws and regulations;
- Current and future litigation, regulatory investigations, proceedings, or inquiries, including but not limited to, manufactured gas plant site cleanup, reconciliation of revenues from the gas charge and related natural gas costs, and the proceeding regarding the Weston 4 air permit;
- The impacts of changing financial market conditions, credit ratings, and interest rates on the liquidity and financing efforts of Integrys Energy Group and its subsidiaries;
- The risks associated with executing Integrys Energy Group's plan to significantly reduce the scope and scale of, or divest in its entirety, the nonregulated energy services business;
- The risks associated with changing commodity prices (particularly natural gas and electricity) and the available sources of fuel and purchased power, including their impact on margins;
- Resolution of audits or other tax disputes with the Internal Revenue Service and various state, local, and Canadian revenue agencies;
- The effects, extent, and timing of additional competition or regulation in the markets in which Integrys Energy Group's subsidiaries operate;
- The retention of market-based rate authority;
- The risk associated with the value of goodwill or other intangibles and their possible impairment;
- Investment performance of employee benefit plan assets;
- Advances in technology;
- Effects of and changes in political and legal developments, as well as economic conditions and the related impact on customer demand;
- Potential business strategies, including mergers, acquisitions, and construction or

disposition of assets or businesses, which cannot be assured to be completed timely or within budgets;

- The direct or indirect effects of terrorist incidents, natural disasters, or responses to such events;
- The effectiveness of risk management strategies and the use of financial and derivative instruments;
- The risks associated with the inability of Integrys Energy Group's and its subsidiaries' counterparties, affiliates, and customers to meet their obligations;
- Weather and other natural phenomena, in particular the effect of weather on natural gas and electricity sales;
- The utilization of tax credit and loss carryforwards;
- The effect of accounting pronouncements issued periodically by standard-setting bodies; and
- Other factors discussed in the 2008 Annual Report on Form 10-K and in other reports filed by Integrys Energy Group from time to time with the United States Securities and Exchange Commission.

Except to the extent required by the federal securities laws, Integrys Energy Group and its subsidiaries undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

About Integrys Energy Group, Inc.

Integrys Energy Group is a diversified holding company with regulated utility operations operating through six wholly owned subsidiaries, Wisconsin Public Service Corporation, The Peoples Gas Light and Coke Company, North Shore Gas Company, Upper Peninsula Power Company, Michigan Gas Utilities Corporation, and Minnesota Energy Resources Corporation; nonregulated operations through its wholly owned nonregulated subsidiary, Integrys Energy Services; and also a 34% equity ownership interest in American Transmission Company LLC (an electric transmission company operating in Wisconsin, Michigan, Minnesota, and Illinois).

More information about Integrys Energy Group, Inc. is available online at www.integrysgroup.com.

-- Unaudited Financial Statements to Follow --

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)	Three Months Ended September 30		Nine Months Ended September 30	
(Millions, except per share data)	2009	2008	2009	2008
Nonregulated revenues	$754.0	$2,543.0	$3,355.3	$7,556.4
Utility revenues	543.8	680.1	2,570.9	3,073.1
Total revenues	1,297.8	3,223.1	5,926.2	10,629.5
Nonregulated cost of fuel, natural gas, and purchased power	661.7	2,640.9	3,139.7	7,470.2
Utility cost of fuel, natural gas, and purchased power	220.6	338.0	1,402.6	1,927.6
Operating and maintenance expense	238.4	242.3	805.7	780.7
Goodwill impairment loss	-	-	291.1	6.5
Restructuring expense	2.4	-	21.5	-
Depreciation and amortization expense	57.5	56.7	172.0	163.8
Taxes other than income taxes	23.9	21.4	72.5	69.1
Operating income (loss)	93.3	(76.2)	21.1	211.6
Miscellaneous income	25.9	23.7	67.9	64.5
Interest expense	(41.7)	(39.5)	(124.4)	(110.9)
Other expense	(15.8)	(15.8)	(56.5)	(46.4)
Income (loss) before taxes	77.5	(92.0)	(35.4)	165.2
Provision (benefit) for income taxes	28.0	(33.6)	59.3	62.2
Net income (loss) from continuing operations	49.5	(58.4)	(94.7)	103.0
Discontinued operations, net of tax	2.3	-	2.6	0.1
Net income (loss)	51.8	(58.4)	(92.1)	103.1
Preferred stock dividends of subsidiary	0.7	0.7	2.3	2.3
Net income (loss) attributed to common shareholders	$51.1	($59.1)	($94.4)	$100.8
Average shares of common stock				
Basic	76.8	76.7	76.8	76.5
Diluted	76.9	76.7	76.8	76.9
Earnings (loss) per common share (basic)				
Net income (loss) from continuing operations	$0.64	($0.77)	($1.26)	$1.32
Discontinued operations, net of tax	0.03	-	0.03	-
Earnings (loss) per common share (basic)	$0.67	($0.77)	($1.23)	$1.32
Earnings (loss) per common share (diluted)				
Net income (loss) from continuing operations	$0.63	($0.77)	($1.26)	$1.31
Discontinued operations, net of tax	0.03	-	0.03	-
Earnings (loss) per common share (diluted)	$0.66	($0.77)	($1.23)	$1.31
Dividends per common share declared	$0.68	$0.67	$2.04	$2.01

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)	September 30	December 31
(Millions)	2009	2008
Assets		
Cash and cash equivalents	$149.4	$254.1
Accounts receivable and accrued unbilled revenues, net of reserves of $71.1 and $62.5, respectively	926.3	2,155.3
Inventories	414.9	722.8
Assets from risk management activities	2,045.3	1,991.8
Regulatory assets	117.4	244.0
Assets held for sale	-	270.5
Deferred income taxes	169.0	-
Other current assets	203.1	280.8
Current assets	4,025.4	5,919.3
Property, plant, and equipment, net of accumulated depreciation of $2,839.8 and $2,710.0, respectively	4,915.1	4,773.3
Regulatory assets	1,452.6	1,444.8
Assets from risk management activities	1,016.1	730.2
Goodwill	642.8	933.9
Other long-term assets	513.2	471.0
Total assets	$12,565.2	$14,272.5
Liabilities and Shareholders' Equity		
Short-term debt	$86.0	$1,209.0
Current portion of long-term debt	271.0	155.2
Accounts payable	640.0	1,534.3
Liabilities from risk management activities	2,125.5	1,967.9
Regulatory liabilities	107.9	58.8
Liabilities held for sale	-	253.8
Deferred income taxes	-	71.6
Other current liabilities	420.7	494.8
Current liabilities	3,651.1	5,745.4
Long-term debt	2,396.7	2,288.0
Deferred income taxes	648.2	435.7
Deferred investment tax credits	35.9	36.9
Regulatory liabilities	279.9	275.5
Environmental remediation liabilities	643.9	640.6
Pension and other postretirement benefit obligations	645.9	636.5
Liabilities from risk management activities	1,000.0	731.3
Asset retirement obligations	187.4	179.1
Other long-term liabilities	148.6	152.8
Long-term liabilities	5,986.5	5,376.4
Commitments and contingencies		
Preferred stock of subsidiary - $100 par value; 1,000,000 shares authorized;		
511,882 shares issued; 510,495 shares outstanding	51.1	51.1
Common stock - $1 par value; 200,000,000 shares authorized; 76,424,213 shares issued;		
76,010,558 shares outstanding	76.4	76.4
Additional paid-in capital	2,494.2	2,487.9
Retained earnings	374.0	624.6
Accumulated other comprehensive loss	(52.6)	(72.8)
Treasury stock and shares in deferred compensation trust	(15.5)	(16.5)
Total liabilities and shareholders' equity	$12,565.2	$14,272.5

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)	Nine Months Ended September 30	
(Millions)	2009	2008
Operating Activities		
Net income (loss)	**($92.1)**	$103.1
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities		
Discontinued operations, net of tax	**(2.6)**	(0.1)
Goodwill impairment loss	**291.1**	6.5
Depreciation and amortization expense	**172.0**	163.8
Recoveries and refunds of regulatory assets and liabilities	**30.8**	50.2
Net unrealized losses (gains) on nonregulated energy contracts	**151.1**	(37.9)
Nonregulated lower of cost or market inventory adjustments	**36.0**	119.5
Bad debt expense	**49.7**	54.6
Pension and other postretirement expense	**51.0**	36.6
Pension and other postretirement contributions	**(30.9)**	(27.0)
Deferred income taxes and investment tax credit	**(32.2)**	65.8
(Gain) Loss on sale of assets	**(1.8)**	1.5
Equity income, net of dividends	**(11.9)**	(11.3)
Other	**(28.0)**	(28.3)
Changes in working capital		
Accounts receivable and accrued unbilled revenues	**1,170.5**	169.8
Inventories	**347.5**	(696.3)
Other current assets	**86.4**	(95.0)
Accounts payable	**(678.5)**	18.5
Other current liabilities	**(13.5)**	(193.2)
Net cash provided by (used for) operating activities	**1,494.6**	(299.2)
Investing Activities		
Capital expenditures	**(342.3)**	(355.2)
Proceeds from the sale or disposal of assets	**37.9**	9.2
Purchase of equity investments	**(23.9)**	(27.6)
Cash paid for transmission interconnection	**-**	(17.4)
Proceeds received from transmission interconnection	**-**	99.7
Other	**(9.9)**	4.0
Net cash used for investing activities	**(338.2)**	(287.3)
Financing Activities		
Short-term debt, net	**(951.9)**	632.1
Redemption of notes payable	**(157.9)**	-
Proceeds from sale of borrowed natural gas	**148.6**	402.6
Purchase of natural gas to repay natural gas loans	**(370.1)**	(221.8)
Issuance of long-term debt	**230.0**	-
Repayment of long-term debt	**(2.0)**	(54.7)
Payment of dividends		
Preferred stock of subsidiary	**(2.3)**	(2.3)
Common stock	**(155.2)**	(152.9)
Other	**(4.8)**	(2.3)
Net cash (used for) provided by financing activities	**(1,265.6)**	600.7
Change in cash and cash equivalents - continuing operations	**(109.2)**	14.2
Change in cash and cash equivalents - discontinued operations		
Net cash provided by investing activities	**4.5**	-
Change in cash and cash equivalents	**(104.7)**	14.2
Cash and cash equivalents at beginning of period	**254.1**	41.2
Cash and cash equivalents at end of period	**$149.4**	$55.4

Integrys Energy Group, Inc.

Diluted Earnings Per Share Information – Non-GAAP Financial Information

Non-GAAP Financial Information

Integrys Energy Group prepares financial statements in accordance with accounting principles generally accepted in the United States (GAAP). Along with this information, we disclose and discuss diluted earnings per share (EPS) – adjusted, which is a non-GAAP measure. Management uses the measure in its internal performance reporting and for reports to the Board of Directors. We disclose this measure in our quarterly earnings releases, on investor conference calls, and during investor conferences and related events. Management believes that diluted EPS – adjusted is a useful measure for providing investors with additional insight into our operating performance because it eliminates the effects of certain items that are not comparable from one period to the next. Therefore, this measure allows investors to better compare our financial results from period to period. The presentation of this additional information is not meant to be considered in isolation or as a substitute for our results of operations prepared and presented in conformance with GAAP.

Actual Quarter and Year-to-Date Results for Periods Ended September 30, 2009 and 2008

	Three Months Ended September 30		Nine Months Ended September 30	
	2009	**2008**	**2009**	**2008**
Diluted EPS	$0.66	$(0.77)	$(1.23)	$1.31
Average Shares of Common Stock – Diluted	76.9	76.7	76.8	76.9

Information on Special Items:
Diluted earnings per share are adjusted for special items and their financial impact on diluted earnings per share for the three and nine months ended September 30, 2009 and 2008. Due to Integrys Energy Group's change in strategy related to Integrys Energy Services, the results of the business operations of Integrys Energy Services are shown as a special adjusting item.

Diluted EPS	$0.66	$(0.77)	$(1.23)	$1.31
Special Items (net of taxes):				
Goodwill impairment – natural gas segment	-	-	3.24	0.08
Integrys Energy Services' total segment results	(0.31)	1.23	(0.08)	0.44
Diluted EPS – Adjusted	0.35	0.46	1.93	1.83

Integrys Energy Group, Inc.

Diluted Earnings Per Share Information – Non-GAAP Financial Information

Due to Integrys Energy Group's change in strategy related to Integrys Energy Services, the actual 2008 results for the business operations of Integrys Energy Services, including the impacts of discontinued operations, are shown as an adjustment to diluted EPS. There are a number of scenarios that we are considering for the restructuring of Integrys Energy Services that can produce a wide range of impacts on our financial results. As a result, we have excluded any guidance related to Integrys Energy Services from the tables below.

Actual 2008 Results with 2009 and 2011 Forecasts	Actual 2008	Potential 2009		Potential 2011	
		Low Scenario	High Scenario	Low Scenario	High Scenario
Diluted EPS	$1.64				
Integrys Energy Services' total segment results	0.80				
Diluted EPS (excluding Integrys Energy Services)	$2.44	$(0.98)	$(0.86)	$2.80	$3.20
Average Shares of Common Stock – Diluted	77.0	76.7	76.7	77.4	77.4

Information on Special Items:
Diluted earnings per share are adjusted for special items and their financial impact on the actual 2008 diluted earnings per share and diluted earnings per share guidance for 2009.

Diluted EPS (excluding Integrys Energy Services)	$2.44	$(0.98)	$(0.86)	$2.80	$3.20
Special Items (net of taxes):					
Goodwill impairment – natural gas segment	0.08	3.24	3.24	-	-
Diluted EPS – Adjusted	**$2.52**	**$2.26**	**$2.38**	**$2.80**	**$3.20**

* Key Assumptions for 2009 and 2011:
- Operational improvements and rate relief for certain utilities
- Availability of generation units
- Successful execution of the strategy related to Integrys Energy Services
- Normal weather conditions